ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

April 7, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

John Dana Brown

Ryan Adams

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Habit Restaurants, Inc.
Registration Statement on Form S-1, submitted on March 12, 2015 File No. 333-202706

Dear Mr. Brown and Mr. Adams:

On behalf of The Habit Restaurants, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated April 2, 2015, relating to the Company’s Registration Statement on Form S-1 filed with the SEC on March 12, 2015 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering a hard copy of this letter together with courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement filed on March 12, 2015.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Principal and Selling Stockholders

1. Please disclose that the selling stockholders may be deemed underwriters for this offering.

John Dana Brown

Ryan Adams

United States Securities and Exchange Commission

April 7, 2015

Response to Comment 1:

In response to the Staff’s comments, the Company has revised Amendment No. 1 on pages 99 and 111.

Exhibit List

2. Please file your underwriting agreement as an exhibit to your registration statement.

Response to Comment 2:

In response to the Staff’s comments, the Company has revised the Exhibit List in Amendment No. 1 to include, and has filed a copy of, the form of purchase agreement.

*    *    *

In connection with our response to the Staff’s comments, the Company hereby acknowledges that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:	Ira Fils